UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 17, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 17, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: February 16, 2012
12-9-TR

Teck Announces Pricing of US$1.00 Billion Notes Offering

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has priced its previously announced offering of senior unsecured notes.  Teck intends to use the net proceeds, together with cash on hand, to fund the redemption of all of the approximately US$530 million aggregate principal amount of its outstanding 9.75% senior notes due 2014 and a portion of the approximately  US$1,043 million aggregate principal amount of its outstanding 10.75% senior notes due 2019.

Teck will issue US$1.00 billion in aggregate principal amount of notes, consisting of US$500 million aggregate principal amount of 3.000% notes due 2019 and US$500 million aggregate principal amount of 5.200% notes due 2042.  The notes being offered will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.  The offering is expected to close on or about February 28, 2012, subject to customary closing conditions.  Teck expects to receive aggregate net proceeds of approximately US$987 million from the offering, after deducting underwriting fees and estimated offering expenses.

J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The senior unsecured notes offering is being made pursuant to an effective shelf registration statement in the United States and a private placement in Canada.  A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC's website at www.sec.gov or by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect), Citigroup Global Markets Inc. at (877) 858-5407 (toll-free), Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 (toll-free), Goldman, Sachs & Co. at (866) 471-2526 (toll-free) or Morgan Stanley & Co. LLC at (866) 718-1649 (toll-free).

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the

Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the intended use of proceeds and the closing of the notes offering.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to unexpected expenses involved in the offering of the notes, closing of Teck’s offering of the notes, conditions in financial markets and satisfaction of closing conditions to the offering.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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For Immediate Release	Date: February 16, 2012
12-10-TR

Teck Announces Redemption of
US$1.051 Billion Principal Amount of Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has issued a notice of redemption to redeem, on March 19, 2012, all of the approximately US$530 million principal amount of its outstanding 9.75% senior notes due 2014 (“2014 Notes”) and approximately US$521 million principal amount, or half, of its outstanding 10.75% senior notes due 2019 (“2019 Notes” and together with the 2014 Notes, the “Notes”).  Teck intends to use the net proceeds from its previously announced offering of US$ 1.0 billion aggregate principal amount of senior unsecured notes, plus cash on hand, to fund the redemptions.  Interest expense savings resulting from the redemption and the issuance of new senior unsecured notes are expected to be approximately US$55 million per annum, on an after-tax basis.  Teck expects to record an estimated net after-tax accounting charge of approximately US$340 million in the first quarter of 2012 in connection with the redemption.  The Bank of New York Mellon Trust Company, N.A., as trustee, has distributed the notice of redemption to registered holders of the Notes.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the new senior unsecured notes, the amount of interest savings and the size and timing of the accounting charge related to the redemption.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets, satisfaction of closing conditions of Teck’s new offering, satisfaction of the requirements to enable redemption of the Notes, future U.S. Treasury rates, volatility in interest rates, exchange rates and the market value of notes redeemed.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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